Q3 FY22 MANAGEMENT PRESENTATION 7 February 2022 Exhibit 99.5

Page 2 James Hardie Q3 FY22 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward‐looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20‐F and 6‐K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements. These forward‐looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward‐ looking statements. Forward‐looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20‐F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID‐19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on‐going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non‐GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non‐GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non‐GAAP financial measures for the same purposes. However, these non‐GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non‐GAAP financial measures presented in this Management Presentation, including a reconciliation of each non‐GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non‐GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross‐reference from the non‐GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See the section titled “Non‐GAAP Financial Measures” included in the Appendix to this Management Presentation. CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS USE OF NON‐GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Page 3 James Hardie Q3 FY22 Results AGENDA • Strategy Update • Q3 FY22 Financial Results • AICF Funding Update • Guidance • Questions and Answers Harold Wiens Interim CEO Jason Miele CFO Sean Gadd North America President Ryan Kilcullen Executive Vice President,  Global Operations

STRATEGY UPDATE

Page 5 James Hardie Q3 FY22 Results DRIVE PROFITABLE GROWTH GLOBALLY Market to Homeowners to Create Demand Penetrate and Drive Profitable Growth in Existing and New Segments Commercialize Global Innovations by Expanding Into New Categories Continued Execution and Expansion of Foundational Initiatives: i) LEAN Manufacturing ii) Customer Engagement iii) Supply Chain Integration 1 2 3 Zero Harm & ESG

Page 6 James Hardie Q3 FY22 Results BRAND PARTNER UPDATE: CHIP AND JOANNA GAINES Magnolia / Chip & Joanna Gaines Social Media Presence 23.8 million followers >6 Million Followers>2.8 Million Followers TV Media Presence @magnolia @joannagaines  @chipgaines    5.4 million followers 13.4 million followers 5.0 million followers

Page 7 James Hardie Q3 FY22 Results INNOVATION UPDATE:  HARDIE™ ARCHITECTURAL COLLECTION Introducing the Hardie™ Architectural Collection • Launches with a first generation of new products, an integrated solution of five  Hardie™ Architectural Panels and associated Hardie™ Architectural Trims • Designed in collaboration with architects, will empower homeowners to reimagine  their homes with fresh, modern exterior looks • Hardie™ Architectural Panels in five  textures inspired by nature: • Fine Sand • Fine Sand‐Grooved • Mounded Sand • Sculpted Clay • Sea Grass

Page 8 James Hardie Q3 FY22 Results HARDIE® ARCHITECTURAL PANEL ‐ SCULPTED CLAY Visit https://www.jameshardie.com/blog/ibs‐2022 for additional details about the Hardie™ Architectural Collection  and for updates throughout the International Builders’ Show – Feb 8th – 10th

Page 9 James Hardie Q3 FY22 Results HARDIE® ARCHITECTURAL PANEL ‐ SEA GRASS Visit https://www.jameshardie.com/blog/ibs‐2022 for additional details about the Hardie™ Architectural Collection  and for updates throughout the International Builders’ Show – Feb 8th – 10th

James Hardie Q3 FY22 Results

DRIVE HIGH VALUE PRODUCT MIX IN NORTH AMERICA

NA Price/Value Matrix


Price
Average Net Sales Price (US$/MSF)
$2,000
$1,500
$1,000
$500
Hardie market-led
Innovations
(e.g. Hardie™ Architectural Collection)
Hardie® Exteriors
w/ ColorPlus® Technology
Hardie® Exteriors
Hardie® Backer Boards
Cemplank
Value

NA Volume Mix


FY21
FY22 YTD
FY23
Projected
Future State
Lower Value Products: Including Hardie® Backer Boards and Cemplank
High Value Products: Hardie® Exteriors
High Value Products: Hardie® Exteriors w/ ColorPlus® Technology
High Value Products: Innovations

Page 10

James Hardie Q3 FY22 Results

PENETRATE AND DRIVE GROWTH IN REPAIR & REMODEL SEGMENT – NORTH AMERICA

Marketing Directly to the Homeowner + **Enhancing Credibility via Brand Partners** + **Right Products** + **Partnering With Customers**


It's possible with
JamesHardie
Amplification
Awareness
Consideration
Purchase
Homeowner is at the center of our attention



Hardie®
ColorPlus® Technology

Hardie™
Architectural
Collection



Core JH Market + **Large and Growing Addressable Market** + **Strong Homeowner Wealth** + **Resilience to Interest Rates**


65-70%
JH Mix in
R&R[1]

44 MM

Homes over 40 Years Old[2]

$302K

Record Average Home Equity[3]

only **+$25/month**

Impact of +100 bps Increase in Interest Rates on $50K 10-Year Home Equity Loan[4]

1. *Source: Management estimates*
2. *Source: 2019 US Census-Detached Homes (American Housing Survey)*
3. *Source: John Burns Real Estate Consulting LLC "Burns US Housing Analysis and Forecast" published January 2022*
4. *Based on $50,000 10-year Home Equity Loan with National Avg Interest Rate, FICO score of 700 and a loan-to-value ratio of 80 percent (Source: bankrate.com)*

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JamesHardie™

James Hardie Q3 FY22 Results

GLOBAL CAPACITY EXPANSION



Europe Capacity Expansion

- **Fiber Gypsum brownfield expansion in Orejo, Spain (Q4 FY24)**
- Fiber Cement greenfield expansion

North America Capacity Expansion

- **Summerville restart (Q4 FY22)**
- **Prattville Trim finishing (Q2 FY23)**
- **Massachusetts ColorPlus® finishing (Q4 FY23)**
- **Brownfield expansion in Prattville, sheet machines #3 & #4 (Q3 FY24)**
- Greenfield expansion in USA

APAC Capacity Expansion

- **Carole Park brownfield expansion (Q3 FY23)**
- Greenfield expansion in Victoria, Australia

Blue Text: *Capacity being commissioned in FY22, FY23, or FY24*
Black Text: *Greenfield expansion being commissioned in FY25 and beyond*

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JamesHardie™

Q3 FY22 FINANCIAL RESULTS

James Hardie Q3 FY22 Results

GLOBAL RESULTS

	Q3 FY22	9 Months FY22
Sales Volume	**1,154.4** mmsf +9%	**3,478.4** mmsf +16%
Net Sales	**US$900.0** M +22%	**US$2,646.5** M +26%
Adjusted EBIT[1]	**US$204.1** M +22%	**US$590.3** M +29%
Adjusted Net Income[2]	**US$154.1** M +25%	**US$443.2** M +33%
Operating Cash Flow		**US$553.3** M -18%
Adjusted EBITDA Margin[1]	**27.3** % FLAT	**26.8** % +0.5 pts

1 Excludes asbestos related expenses and adjustments and FY21 restructuring expenses

2 Excludes asbestos related expenses and adjustments, tax adjustments and FY21 restructuring expenses

- 22% increase in Group Net Sales
- All 3 regions are executing on the Global Strategy simultaneously:
  - Foundational initiatives: HMOS, Push/Pull and Integrated Supply Chain
  - Marketing Directly to the Homeowner
  - Penetrate and Drive Profitable Growth
  - Commercialize Global Innovations
- Adjusted Net Income increased 25% for the quarter and 33% for the nine months
- Strong operating cash flow of US$553.3 million for the nine months

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JamesHardie™

James Hardie Q3 FY22 Results

NORTH AMERICA SUMMARY

	Q3 FY22	9 Months FY22
Sales Volume	**776.8** mmsf +12%	**2,296.7** mmsf +15%
Price/Mix	+12%	+10%
Net Sales	**US$644.9** M +24%	**US$1,857.3** M +25%
Adjusted EBIT[1]	**US$183.3** M +18%	**US$535.1** M +23%
Adjusted EBIT Margin[1]	**28.4** % -1.6 pts	**28.8** % -0.5 pts
Adjusted EBITDA Margin[1]	**33.0** % -1.2 pts	**33.3** % -0.4 pts
Exterior volume	+13%	+17%
Interior volume	+3%	+5%

1 Excludes FY21 restructuring expenses

- 24% increase in Net Sales led by Price/Mix and volume growth
  - Continued execution in driving High Value Product penetration with our customers
- 18% Adjusted EBIT growth with continued strong Adjusted EBIT Margin of 28.4%
  - Continued execution of LEAN manufacturing
  - Strong Net Sales growth driven by both volume and Price/Mix
  - Inflationary environment
  - Significant investment in marketing, innovation and talent capability

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JamesHardie™

James Hardie Q3 FY22 Results

EUROPE SUMMARY

	Q3 FY22	9 Months FY22
Sales Volume	**223.2** mmsf +1%	**710.7** mmsf +14%
Price/Mix	+13%	+10%
Net Sales	**€97.6** M +14%	**€305.5** M +24%
Adjusted EBIT[1]	**€10.4** M +18%	**€38.1** M +89%
Adjusted EBIT Margin[1]	**10.7** % +0.5 pts	**12.5** % +4.1 pts
Adjusted EBITDA Margin[1]	**17.3** % -0.8 pts	**18.8** % +3.5 pts
Fiber Cement Net Sales	+22%	+48%
Fiber Gypsum Net Sales	+13%	+21%

1 Excludes FY21 restructuring expenses

- 14% increase in Net Sales underpinned by strong Price/Mix
  - Continued execution in driving High Value Product penetration, specifically strong Fiber Cement growth
- 18% Adjusted EBIT growth at 10.7% margin
  - Continued execution of LEAN manufacturing
  - Adjusted EBIT margin reduced by 440 basis points due to the impact of €4.3 million hyperinflation[2] on key energy prices

[2] Hyperinflation calculated based on average rates per unit from August 2021 – December 2021, less Normal Energy Inflation. Normal Energy Inflation was calculated based on average rates per unit from April 2021 – July 2021, compared to average rates per unit for the prior corresponding period.

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JamesHardie™

James Hardie Q3 FY22 Results

APAC SUMMARY

	Q3 FY22	9 Months FY22
Sales Volume	**154.4** mmsf +9%	**471.0** mmsf +19%
Price/Mix	+11%	3%
Net Sales	**A$196.5** M +20%	**A$577.2** M +22%
Adjusted EBIT[1]	**A$53.6** M +17%	**A$164.6** M +23%
Adjusted EBIT Margin[1]	**27.3** % -0.8 pts	**28.5** % +0.1 pts
Adjusted EBITDA Margin[1]	**29.5** % -1.3 pts	**30.8** % -0.2 pts

1 Excludes FY21 restructuring expenses

- 20% increase in Net Sales growth driven by strong Price/Mix and volume growth
  - Continued execution in driving High Value Product penetration
- 17% increase in Adjusted EBIT
  - Continued execution of LEAN manufacturing
  - Strong Net Sales growth
  - Inflationary environment
  - Significant investment in marketing, innovation and talent capability

Page 17

JamesHardie™

AICF FUNDING UPDATE

Page 19 James Hardie Q3 FY22 Results AICF FUNDING UPDATE Per the terms of the Amended Final Funding Agreement (“AFFA”), JHX is required to  make an annual contribution to the Asbestos Injuries Compensation Fund (“AICF”). Per the terms of the AFFA, the JHX contribution to the AICF must be the lower of two  calculations which are performed on June 24th each year: 1. Percent of Cash Flow Cap Calculation = calculation as a set percentage of JHX  free cash flow which does not consider the AICF’s liquidity position. 2. Top Up Calculation= calculation that ‘tops up’ the AICF annually, that ensures  the AICF has three years of liquidity. Based on our current forecasts we believe the Top Up Calculation will be utilized on 24  June 2022 to determine the JHX annual contribution to the AICF to be paid in FY23. Further, we anticipate the Top Up Calculation will continue to be required per the terms  of the AFFA in June 2023 and June 2024

Page 20 James Hardie Q3 FY22 Results 81 94 173 253 300 0 50 100 150 200 250 300 350 31 Mar 2019 31 Mar 2020 31 Mar 2021 31 Oct 2021 4 Jan 2022 A$  M ill io ns AICF Cash and Investments Balance (A$) Since inception of the AICF through 1  February 2022, JHX has contributed over  A$1.8 billion to the AICF As of 4 January 2022, the AICF holds ~A$300  million in cash and investments, and James  Hardie will make its final FY22 contribution of  A$82 million in March 2022 The KPMGA actuarial report dated 31 March  2021 indicates a decreasing claims paid curve  beginning in FY24 We forecast we will contribute between 15%  to 20% of our FY22 operating cash flow to the  AICF in FY23 James Hardie remains committed to the AICF  and the terms of the AFFA AICF FUNDING UPDATE 2008‐2021: 31 March 2021 KPMGA actuarial report, Figure 10.2 “Historical claim‐ related expenditure of the Liable Entities ($m)”, page 77 2022‐2044: 31 March 2021 KPMGA actuarial report, Appendix B "Projected inflated  and discounted cash flows", page 86  ‐  25  50  75  100  125  150  175 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 A$  M ill io ns AICF Claim‐Related Expenditure (A$)

GUIDANCE

Page 22 James Hardie Q3 FY22 Results FULL YEAR FISCAL YEAR 2022 GUIDANCE Management raises full year FY22 Adjusted Net Income1 guidance  to a range of: US$620 million and US$630 million (From US$605 million and US$625 million)2 James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those  related to the COVID‐19 pandemic and set forth in our Media Release in “Forward‐Looking Statements.” 1 Fiscal Year 2022 Adjusted Net Income excludes asbestos related expenses and adjustments. 2 Adjusted Net Income range previously communicated on 7 January 2022.  Guidance provided on 7 January 2022 assumed the financial impact, related benefits and  costs, of the CEO termination would be excluded from full year FY22 earnings.  The updated guidance provided on 7 February 2022 assumes any benefits and costs  related to the CEO termination will be included in normal earnings in FY22 and FY23.

Page 23 James Hardie Q3 FY22 Results FULL YEAR FISCAL YEAR 2023 GUIDANCE Management announces full year FY23 Adjusted Net Income1 guidance, a  range of: US$740 million and US$820 million an 18‐31% increase from FY22 guidance midpoint North America Guidance – Full Year FY23 Net Sales Growth 16‐20% growth versus FY22 EBIT margin 30‐33% James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to  the COVID‐19 pandemic and set forth in our Media Release in “Forward‐Looking Statements.” 1 Fiscal Year 2022 and 2023 Adjusted Net Income excludes asbestos related expenses and adjustments.

Page 24 James Hardie Q3 FY22 Results HIGHLIGHTS Marketing to the Homeowner Global Innovation High Value  Product Mix Strong Results and Guidance AICF Funding  Update  Strategic Execution Financial Highlights Repair and  Remodel Market Global Capacity  Expansion 65‐70% JH Mix in R&R1 Key Brand  Partnership Hardie™ Architectural  Collection Drive Long‐Term  Price/Mix Growth Accelerate  Penetration of Large,  Resilient Market Build Capacity  Ahead of Demand FY23 Adj. Net Income +18% to +31% vs pcp FY23 Annual  Contribution 15% to 20% of FY22  Operating Cash Flow FY21 FY22 YTD FY23 Proj. Future State

QUESTIONS

APPENDIX

Page 27 James Hardie Q3 FY22 Results BUILDING SUSTAINABLE COMMUNITIES: ENVIRONMENTAL, SOCIAL AND GOVERNANCE 83% of raw materials sourced within 100  miles of manufacturing facilities 98% of employees hired locally 63% of our products are shipped within  500 miles of manufacturing facilities 40% Reduction1 in Scope 1 and Scope 2  greenhouse gas intensity by 2030 Total Recordable  Incident Rate (TRIR) Total Days Away,  Restricted or  Transferred Rate  (DART) 21% Improvement  FY21 vs FY20 4% Improvement  FY21 vs FY20 0.83 TRIR  (vs. Industry Avg 4.2) 0.51 DART  (vs. Industry Avg 2.8) to to Environment Zero Harm Communities 1 Intensity defined as Metric tons of CO2 equivalent per dollar of revenue,  measured from a 2019 baseline

Page 28 James Hardie Q3 FY22 Results DRIVING A HIGHER VALUE PRODUCT MIX – AVERAGE NET SALES PRICE 698 718 725 745 774 807 824 600 650 700 750 800 850 FY18 FY19 FY20 FY21 Q1 FY22 Q2 FY22 Q3 FY22 U S$  p er  M SF North America  Average Net Sales Price 306  311  312  328 343 340 280 290 300 310 320 330 340 350 FY19 FY20 FY21 Q1 FY22 Q2 FY22 Q3 FY22 €  pe r M SF Europe   Average Net Sales Price 985 992 1,027 1,056 1,070 1,114 1,133 900 950 1,000 1,050 1,100 1,150 FY18 FY19 FY20 FY21 Q1 FY22 Q2 FY22 Q3 FY22 A$  p er  M SF APAC Average Net Sales Price

James Hardie Q3 FY22 Results

EXAMPLE CALCULATIONS – 24 JUNE 2020

PERCENT OF CASH FLOW CAP CALCULATION	
FY20 Free Cash Flow	US$ 438.0 [A]
AUD/USD foreign exchange rate at 24 June 2020	0.6944 [B]
FY20 Free Cash Flow	A$ 630.8
Cash Flow Cap Percentage	35%
Percent of Cash Flow Cap Calculation	A$ 220.8

TOP UP CALCULATION		
AICF Net Assets at 31 March 2020		A$ 90.8 [C]
FY21 - claims paid estimate	A$ 166.0 [D]	
FY22 - claims paid estimate	A$ 179.3 [D]	
FY23 - claims paid esimate	A$ 173.6 [D]	
FY21 - operating expenses estimate	A$ 3.3 [E]	
Total estimated outgoings		A$ 522.2
Top Up Calculation		A$ 431.4

A Per the 31 March 2020 James Hardie Industries plc Financial Statements, note 13. Amount represents operating cash flow of US$451.2 million less an adjustment of US$13.2 million, as defined by the AFFA

B Foreign exchange bid rate as of 24 June 2020 per Bloomberg at 10:00 am AEST

C As provided by AICF and per the AICF audited Financial Statements

D Per 31 March 2020 KPMGA actuarial report, Table E.6. "Amended Final Funding Agreement calculations", Executive Summary page viii.

E Estimate provided by the AICF

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JamesHardie™

Page 30 James Hardie Q3 FY22 Results GENERAL CORPORATE COSTS • Investment in global growth initiatives  including talent and expenses related to  building our global brand • Corporate costs up 13% for the 9  Months FY22 • Customer Driven Innovation remains a core strategic initiative to drive organic profitable growth • Q3 R&D costs up 8% in Q3 versus pcp  and 24% for the 9 Months FY22 RESEARCH & DEVELOPMENT 1 Excludes asbestos related expenses and adjustments (7.9) (8.5) (20.3) (25.2) (30) (25) (20) (15) (10) (5) 0 FY21 FY22 U S$ M ill io ns Research and Development Q3 9 Months

Page 31 James Hardie Q3 FY22 Results 1 OPERATING CASH FLOW CAPITAL EXPENDITURES Prattville Sheet machines #1 & #2 continue  to ramp up  Summerville restart on‐track.  First  shipments to customers expected late  February 2022 Operating cash flow of US$553.3 million for 9  Months FY22, down 18% • Higher working capital improvement in the prior year  driven by the initial non‐repeatable reduction in  inventory levels as we shifted to integrated supply  chain with our customers • Excluding one‐time US CARES Act tax refunds of  US$64.8 million in the 9 Months FY21, 9 Months cash  flow for FY22 decreased 10% O pe ra tin g  Ca sh  F lo w  U S$  M ill io ns 276.1 309.3 393.4 678.4 553.3 0 100 200 300 400 500 600 700 800 9 Mths FY18 9 Mths FY19 9 Mths FY20 9 Mths FY21 9 Mths FY22 53.7 104.8 23.3 69.7 77.0 174.5 0 20 40 60 80 100 120 140 160 180 200 9 Mths FY21 9 Mths FY22 U S$  M ill io ns Maintenance & Other Capacity

Page 32 James Hardie Q3 FY22 Results LIQUIDITY PROFILE 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature,  which is provided for under  the terms of the syndicated RCF agreement, but not credit approved.  Do no anticipate accessing accordion feature. 2 Based on exchange rate as of 31 December 2021 3 Leverage ratio is based on bank covenant definition 1.0x 1.0x 0.8x 31 Dec 2020 30 Jun 2021 31 Dec 2021 Net Leverage Ratio3 Corporate debt structure • €400 million (US$452 million)2 3.625% senior unsecured notes,  maturing 2026 (callable in October 2021) • US$400 million 5.00% senior unsecured notesmaturing 2028  (callable in January 2023) • US$600 million unsecured RCF, maturing December 2026 Net leverage and liquidity • 0.8x leverage ratio3 at 31 December 2021 • US$673.8 million of liquidity on 31 December 2021

Page 33 James Hardie Q3 FY22 Results CAPITAL ALLOCATION ALIGNED TO PROFITABLE GROWTH STRATEGY • Preserve strong liquidity and flexibility • Invest in organic growth: capacity expansion, market driven  innovation & marketing directly to the homeowner • Maintain net leverage ratio of 1‐2x • 0.8x leverage ratio as of 31 December 2021   • Return capital to shareholders

Page 34 James Hardie Q3 FY22 Results DEPRECIATION AND AMORTIZATION

Page 35 James Hardie Q3 FY22 Results 9 Months ended 31 December 2021: • Net cash outflow was 1% above actuarial expectations • Gross cash outflow was 4% above actuarial expectations • Claims received were 10% below actuarial estimates and 9% below pcp • Number of claims settled were 2% below pcp • Average claim settlement was 2% above actuarial estimates and 37% above pcp ASBESTOS CLAIMS DATA 1 Average claim settlement is derived as the total amount paid divided by the number of non‐nil claims

Page 36 James Hardie Q3 FY22 Results This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non‐GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). Definitions EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Price/Mix – Price/Mix is defined as the percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the volume growth percentage. Sales Volume mmsf –million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non‐financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Energy Inflation (Europe) – Hyperinflation in energy costs is defined as the increase in energy costs above normal energy inflation. Normal Energy Inflation – Calculated based on average rates per unit from April 2021 – July 2021, compared to average rates per unit for the prior corresponding period Energy Hyperinflation – Calculated based on average rates per unit from August 2021 – December 2021, less Normal Energy Inflation (as defined above) NON‐GAAP FINANCIAL MEASURES

James Hardie Q3 FY22 Results

NON-GAAP FINANCIAL MEASURES

Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'22	Q3'21	9 Months FY22	9 Months FY21
EBIT	$ 202.2	$ 131.8	$ 600.2	$ 328.1
Asbestos:				
Asbestos adjustments loss (gain)	1.6	35.8	(10.8)	115.8
AICF SG&A expenses	0.3	0.3	0.9	0.9
Restructuring expenses	-	-	-	11.1
Adjusted EBIT	$ 204.1	$ 167.9	$ 590.3	$ 455.9
Net sales	900.0	738.6	2,646.5	2,101.7
Adjusted EBIT margin	22.7%	22.7%	22.3%	21.7%
Depreciation and amortization	41.2	34.0	119.5	97.1
Adjusted EBITDA	$ 245.3	$ 201.9	$ 709.8	$ 553.0
Adjusted EBITDA Margin	27.3%	27.3%	26.8%	26.3%

North America Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'22	Q3'21	9 Months FY22	9 Months FY21
North America Fiber Cement Segment EBIT	$ 183.3	$ 155.6	$ 535.1	$ 432.6
Restructuring expenses	-	-	-	2.5
North America Fiber Cement Segment Adjusted EBIT	$ 183.3	$ 155.6	$ 535.1	$ 435.1
North America Fiber Cement Segment net sales	644.9	518.1	1,857.3	1,484.9
North America Fiber Cement Segment Adjusted EBIT margin	28.4%	30.0%	28.8%	29.3%
Depreciation and amortization	29.3	21.8	83.9	64.7
North America Fiber Cement Segment Adjusted EBITDA	$ 212.6	$ 177.4	$ 619.0	$ 499.8
North America Fiber Cement Segment Adjusted EBITDA Margin	33.0%	34.2%	33.3%	33.7%

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James Hardie Q3 FY22 Results

NON-GAAP FINANCIAL MEASURES

Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'22	Q3'21	9 Months FY22	9 Months FY21
Asia Pacific Fiber Cement Segment EBIT	$ 39.1	$ 33.5	$ 122.4	$ 91.1
Restructuring expenses	-	-	-	3.4
Asia Pacific Fiber Cement Segment Adjusted EBIT	$ 39.1	$ 33.5	$ 122.4	$ 94.5
Asia Pacific Fiber Cement Segment net sales	143.3	119.1	429.5	332.5
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	27.3%	28.1%	28.5%	28.4%
Depreciation and amortization	3.1	3.2	9.8	9.0
Asia Pacific Fiber Cement Segment Adjusted EBITDA	$ 42.2	$ 36.7	$ 132.2	$ 103.5
Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin	29.5%	30.8%	30.8%	31.0%

Europe Building Products Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'22	Q3'21	9 Months FY22	9 Months FY21
Europe Building Products Segment EBIT	$ 11.9	$ 10.3	$ 44.9	$ 18.7
Restructuring expenses	-	-	-	5.1
Europe Building Products Segment Adjusted EBIT	$ 11.9	$ 10.3	$ 44.9	$ 23.8
Europe Building Products Segment net sales	111.8	101.4	359.7	284.3
Europe Building Products Segment Adjusted EBIT margin	10.7%	10.2%	12.5%	8.4%
Depreciation and amortization	7.4	7.8	22.6	20.1
Europe Building Products Segment Adjusted EBITDA	$ 19.3	$ 18.1	$ 67.5	$ 43.9
Europe Building Products Segment Adjusted EBITDA Margin	17.3%	18.1%	18.8%	15.3%

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JamesHardie™

Page 39 James Hardie Q3 FY22 Results NON‐GAAP FINANCIAL MEASURES US$ Millions Q3'22 Q3'21 9 Months FY22 9 Months FY21 Interest expense, net 10.6$ 13.6$ 30.8$ 38.9$ AICF interest income, net (0.2) (0.1) (0.5) (0.3) Adjusted interest expense, net 10.8$ 13.7$ 31.3$ 39.2$ Adjusted interest expense, net Three Months and Nine Months Ended 31 December Adjusted net income US$ Millions Q3'22 Q3'21 9 Months FY22 9 Months FY21 Net income 135.4$ 68.6$ 406.9$ 164.8$ Asbestos: Asbestos adjustments loss (gain) 1.6 35.8 (10.8) 115.8 AICF SG&A expenses 0.3 0.3 0.9 0.9 AICF interest income, net (0.2) (0.1) (0.5) (0.3) Restructuring expenses - - - 11.1 Tax adjustments1 17.0 18.7 46.7 40.8 Adjusted net income 154.1$ 123.3$ 443.2$ 333.1$ 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Three Months and Nine Months Ended 31 December

Page 40 James Hardie Q3 FY22 Results NON‐GAAP FINANCIAL MEASURES Adjusted effective tax rate US$ Millions Q3 FY22 Q3 FY21 9 Months FY22 9 Months FY21 Income before income taxes 191.6$ 118.2$ 569.3$ 289.2$ Asbestos: Asbestos adjustments loss (gain) 1.6 35.8 (10.8) 115.8 AICF SG&A expenses 0.3 0.3 0.9 0.9 AICF interest income, net (0.2) (0.1) (0.5) (0.3) Restructuring expenses - - - 11.1 Adjusted income before income taxes 193.3$ 154.2$ 558.9$ 416.7$ Income tax expense 56.2 49.6 162.4 124.4 Tax adjustments1 (17.0) (18.7) (46.7) (40.8) Adjusted income tax expense 39.2$ 30.9$ 115.7$ 83.6$ Effective tax rate 29.3% 42.0% 28.5% 43.0% Adjusted effective tax rate 20.3% 20.0% 20.7% 20.1% 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Three Months and Nine Months Ended 31 December

Q3 FY22 MANAGEMENT PRESENTATION 7 February 2022